The Real Brokerage Inc. Opens in Canada

Technology-Powered Real Estate Brokerage Develops International Footprint

TORONTO AND NEW YORK -- August 16, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced it has launched in Alberta, Canada as "Real Broker AB." With this announcement, Real has launched its first international operations, in addition to operating in 31 states and the District of Columbia in the United States.

"This expansion into Canada is a major milestone for us," said Real co-founder and CEO Tamir Poleg. "The real estate market in Canada is growing, with significant areas of opportunity. We believe Real can play a key role in the Canadian market and we look forward to building strong relationships with agents and clients in the country and increasing our international footprint."

As part of the expansion, Real has appointed Dan Stante as the provincial broker for Alberta, and will be the first Real agent in Canada. Mr. Stante is currently a  director of the Calgary Real Estate Board. In this role, he served on the Technology Standing Committee, where he assisted in implementing technological changes for the board to move to the Matrix MLS Platform. This included integrating ShowingTime and developing in-house mapping and tax tools. Mr. Stante is also on the board's Governance Standing Committee. The remaining Sano Stante Real Estate's Calgary-based team will be joining Real.

"We saw joining Real as a great opportunity to not only grow our business, but leverage our established local brand," said Dan Stante. "We are always keen to sharpen the edges and Real is equipped with the right technology, culture and people to provide an advantage to agents in this competitive business."

The Company further announced today that Tyrel Laqua will also be joining Real in Canada as a branch manager. Mr. Laqua has been in the real estate industry since 2005 and became a broker in 2010.

"I believe that with Real's technology, business model and brand, we will be able to quickly grow a great team here," said Mr. Laqua, "I can now offer my agents things that as a small company we would never have had access to. Real will provide agents the ability to build their own brand, hold stock in the company and create a future in today's real estate market."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Canada, members of the Sano Stante Real Estate team joining Real and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.